SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 4)

MEDIA GENERAL, INC.

(Name of Issuer)

VOTING COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

584404107

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584404107	SCHEDULE 13D	PAGE 2 OF 7 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,646,220 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,646,220 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,646,220 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% of New MEG Voting Common Stock (See Item 5)
14.	TYPE OF REPORTING PERSON* IN

*	See instructions

CUSIP No. 584404107	SCHEDULE 13D	PAGE 3 OF 7 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,646,220 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,646,220 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,646,220 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% of New MEG Voting Common Stock (See Item 5)
14.	TYPE OF REPORTING PERSON* HC, CO

*	See instructions

CUSIP No. 584404107	SCHEDULE 13D	PAGE 4 OF 7 PAGES

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on June 4, 2012, as amended on September 24, 2012, June 5, 2013 and November 13, 2013 (the “Schedule 13D”). This Amendment is filed by Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), and Mr. Buffett (together with Berkshire, the “Reporting Persons”), who may be deemed to control Berkshire, relating to the beneficial ownership of the voting common stock, no par value per share (“New MEG Voting Common Stock”), of Media General, Inc., a Virginia corporation formerly known as Mercury New Holdco, Inc. (“New MEG”). Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule 13D as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule 13D as previously filed.

This Amendment to the Schedule 13D is being filed to report that, solely as a result of the Merger Transactions (as defined in Item 4 below), a material change occurred in the percentage of shares of New MEG Voting Common Stock beneficially owned by the Reporting Persons set forth in the Schedule 13D, which decreased the percentage owned by the Reporting Persons to below 5% of the New MEG Voting Common Stock at such time. The class ownership percentage reported herein is based on the sum of (i) the number of additional shares of New MEG Voting Common Stock issued to the former shareholders of LIN Media (as defined in Item 4 below) in connection with the Merger Transactions as reported on New MEG’s most recent Current Report on Form 8-K filed with the Commission on December 24, 2014 (the “December 24th 8-K”), and (ii) the number of outstanding shares of Old MEG Voting Common Stock reported on the most recent Quarterly Report on Form 10-Q filed by Old MEG (as defined in Item 4 below) with the Commission on November 6, 2014 (the “November 6th 10-Q”), which were automatically converted into shares of New MEG Voting Common Stock on a one-to-one basis pursuant to the terms of the Merger Agreement (as defined in Item 4 below).

ITEM 1.	SECURITY AND ISSUER.

The response set forth in Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D relates to the voting common stock, no par value per share (“New MEG Voting Common Stock”), of Media General, Inc., a Virginia corporation formerly known as Mercury New Holdco, Inc. The address of the principal executive offices of New MEG is 333 E. Franklin Street, Richmond, Virginia 23219.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

In connection with the transactions described below in Item 4 (the answer to which is incorporated herein by reference), on December 19, 2014, 4,235,978 shares of Old MEG Voting Common Stock (as defined in Item 4 below) owned by Berkshire and previously reported on the Schedule 13D were automatically converted into 4,235,978 shares of New MEG Voting Common Stock, and 410,242 shares of Old MEG Non-Voting Common Stock (as defined in Item 4 below) owned by Berkshire and previously reported on the Schedule 13D were automatically converted into 410,242 shares of non-voting common stock, no par value per share, of New MEG (the “New MEG Non-Voting Common Stock”), in each case in accordance with the terms of the Merger Transactions (as defined in Item 4 below). The shares of New MEG Non-Voting Common Stock are convertible, at the option of the holder thereof at any time upon notice to New MEG’s transfer agent but subject to the provisions of New MEG’s Amended and Restated Articles of Incorporation, into shares of New MEG Voting Common Stock on a one-to-one basis. No additional consideration was provided by Berkshire in connection with the transactions described below in Item 4 other than shares of Old MEG Voting Common Stock and Old MEG Non-Voting Common Stock.

CUSIP No. 584404107	SCHEDULE 13D	PAGE 5 OF 7 PAGES

ITEM 4.	PURPOSE OF TRANSACTION.

The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following:

In a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2014 (the “December 23rd 8-K”), New MEG announced that on December 19, 2014 (the “Merger Closing Date”), New MEG, MGOC, Inc., a Virginia corporation formerly known as Media General, Inc. (“Old MEG”), and LIN Media LLC, a Delaware limited liability company (“LIN Media”), consummated the business combination transaction (the “First Merger”) contemplated by the Agreement and Plan of Merger, dated as of March 21, 2014, by and among New MEG, Old MEG, Mercury Merger Sub 1, Inc. (“Merger Sub 1”), Mercury Merger Sub 2, LLC (“Merger Sub 2”) and LIN Media, as amended by Amendment No. 1 thereto, dated as of August 20, 2014 (the “Merger Agreement”).

According to the December 23rd 8-K:

•	Upon the consummation of the First Merger, Merger Sub 1 merged with and into Old MEG and Merger Sub 2 merged with and into LIN Media, and each of Old MEG and LIN Media became a direct, wholly owned subsidiary of New MEG.

•	Following the consummation of the First Merger, LIN Media merged with and into New MEG, with New MEG continuing as the surviving company in such merger (the “Second Merger” and, together with the First Merger, the “Merger Transactions”).

•	As a result of the Second Merger, LIN Television Corporation, a Delaware corporation and formerly a direct, wholly owned subsidiary of LIN Media (“LIN Television”), became a direct, wholly owned subsidiary of New MEG.

•	Immediately after this Second Merger, New MEG contributed all of the outstanding shares of capital stock of Old MEG to LIN Television, and as a result of such contribution, Old MEG became a direct, wholly owned subsidiary of LIN Television and an indirect, wholly owned subsidiary of New MEG.

•	By reason of the First Merger, on the Merger Closing Date, New MEG became the parent public reporting company and changed its name to Media General, Inc. The former public reporting company, Old MEG, changed its name to MGOC, Inc. and became an indirect, wholly owned subsidiary of New MEG.

•	Pursuant to the terms of the Merger Agreement, upon the consummation of the First Merger, each outstanding share of Old MEG’s voting common stock, no par value per share (the “Old MEG Voting Common Stock”), and each outstanding share of Old MEG’s non-voting common stock, no par value per share (the “Old MEG Non-Voting Common Stock”), was automatically converted into one share of New MEG Voting Common Stock, or one share of New MEG Non-Voting Common Stock, as applicable.

In the December 24th 8-K, New MEG announced that it is issuing a total of approximately 41,239,715 shares of New MEG Voting Common Stock and paying approximately $763 million in cash to the former LIN Media shareholders in the Merger Transactions. As of immediately following the issuance of such 41,239,715 shares of New MEG Voting Common Stock to the former LIN Media shareholders in connection with the Merger Transactions, Berkshire owned an approximately 3.6% economic interest in the equity of New MEG, comprised of the above-referenced New MEG Voting Common Stock interest coupled with the New MEG Non-Voting Common Stock. The foregoing ownership percentage is based on information provided by Old MEG in the November 6th 10-Q, as supplemented by the information reported by New MEG in the December 24th 8-K (see Item 5 below).

Berkshire intends to convert its 410,242 shares of New MEG Non-Voting Common Stock into 410,242 shares of New MEG Voting Common Stock pursuant to the terms of New MEG’s Amended and Restated Articles of Incorporation, as soon as such conversion can reasonably be effected by delivering notice of such desired conversion to New MEG’s transfer agent. Berkshire or entities within the Berkshire group of companies may determine to acquire additional shares of New MEG Voting Common Stock, New MEG Non-Voting Common Stock or other securities of New MEG, depending upon the performance of the New MEG Voting Common Stock in the market, market and general economic conditions, evaluation of alternative investments, price, availability of funds, and other factors, or may determine from time to time to sell some or all of its or their securities of New MEG, based upon the same set of factors.

CUSIP No. 584404107	SCHEDULE 13D	PAGE 6 OF 7 PAGES

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All calculations of percentage ownership in this Schedule 13D are based upon information received from New MEG’s and Old MEG’s filings with the Commission reflecting a total of 129,586,926 shares of New MEG Voting Common Stock as being issued and outstanding following the consummation of the Merger Transactions on December 19, 2014, comprised of (i) 88,347,211 shares of Old MEG Voting Common Stock reported as being issued and outstanding in the November 6th 10-Q, which were automatically converted into 88,347,211 shares of New MEG Voting Common Stock upon consummation of the First Merger pursuant to the terms of the Merger Agreement, and (ii) 41,239,715 additional shares of New MEG Voting Common Stock issued to the former shareholders of LIN Media pursuant to the Merger Transactions, as reported in the December 24th 8-K.

(a)	Berkshire owns 4,235,978 shares of New MEG Voting Common Stock (the “Voting Shares”) and 410,242 shares of New MEG Non-Voting Common Stock (the “Non-Voting Shares,” and together with the Voting Shares, the “Shares”). The Shares represent approximately 3.6% of the outstanding New MEG Voting Common Stock of New MEG.

(b)	Berkshire has investment power with respect to the Shares. In addition, Berkshire has voting power with respect to the Voting Shares and, upon conversion of the Non-Voting Shares, will have voting power with respect to the shares of New MEG Voting Common Stock underlying the Non-Voting Shares. Mr. Buffett, Chairman of the Board of Directors and Chief Executive Officer of Berkshire, may be deemed to control Berkshire. Thus, Mr. Buffett and Berkshire may be deemed to share voting power, as applicable, and investment power with respect to the Shares.

(c)	There have been no transactions in the class of securities reported on this Schedule 13D effected during the last 60 days, except as set forth in Item 4 (the answer to which is incorporated herein by reference).

(d)	To the knowledge of Berkshire and Mr. Buffett, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Berkshire.

(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the New MEG Voting Common Stock on December 19, 2014.

CUSIP No. 584404107	SCHEDULE 13D	PAGE 7 OF 7 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 29, 2014

WARREN E. BUFFETT

/s/ Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Name:	Warren E. Buffett
Title:	Chairman and Chief Executive Officer